Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian Dollars

		September 30,	December 31,
As at	Notes	2022	2021
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	5	$11,724,335	$23,075,713
Receivables	6	1,903,727	1,407,127
Inventory	7	3,510,210	3,390,822
Notes receivable	8	461,719	190,170
Prepaids	9	3,055,717	5,494,877
		20,655,708	33,558,709

Non-current Assets
Goodwill	12	6,246,455	5,940,409
Equipment	11	292,012	297,043
Intangible assets	12	482,377	593,901
Investments	10	222,785	291,066
Notes receivable	8	1,080,694	964,006
Right of use asset	13	375,586	468,106
TOTAL ASSETS		$29,355,617	$42,113,240

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	15	$1,515,427	$799,139
Customer deposits		60,137	172,134
Deferred income		63,070	73,286
Loans payable	16	6,745	6,745
Derivative liability	17	391,330	5,560,002
Lease liability	14	118,077	110,481
		2,154,786	6,721,787

Non-current Liabilities
Loans payable	16	82,831	86,572
Lease liability	14	289,835	378,642
TOTAL LIABILITIES		2,527,452	7,187,001

SHAREHOLDERS’ EQUITY
Share capital	17	82,095,080	81,038,365
Reserves – share-based payments	17	7,896,031	6,406,117
Accumulated deficit		(63,392,017)	(52,322,182)
Accumulated other comprehensive loss		229,071	(196,061)
TOTAL SHAREHOLDERS’ EQUITY		26,828,165	34,926,239
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$29,355,617	$42,113,240

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 22)

Approved and authorized for issuance by the Board of Directors on November 9, 2022.

“Scott Larson”	“Cameron Chell”
Director	Director

The accompanying notes are an integral part of these consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive Income - Unaudited

Expressed in Canadian Dollars

		For the three months ended		For the nine months ended
		September 30,	September 30, 2021	September 30,	September 30, 2021
	Note	2022	(restated - note 3)	2022	(restated – note 3)

Revenue from sales of goods	18	$1,359,986	$1,351,517	$4,530,686	$3,968,807
Revenue from provision of services	18	516,235	545,475	1,760,212	1,449,793
TOTAL REVENUE		1,876,221	1,896,992	6,290,898	5,418,600

COST OF SALES		(1,249,313)	(1,123,942)	(3,834,251)	(3,401,950)

GROSS PROFIT		626,908	773,050	2,456,647	2,016,650

OPERATING EXPENSES
Amortization	12	$44,855	$130,123	$134,001	$269,143
Depreciation	11,13	46,078	49,063	138,085	124,278
Director fees	20	153,667	91,928	368,891	263,147
Insurance		461,291	1,467,645	3,365,415	1,504,204
Office and miscellaneous	19	1,267,199	2,380,907	4,347,949	5,345,851
Professional fees	20	1,513,940	1,751,478	4,456,440	3,462,650
Research and development		83,141	36,713	601,638	123,414
Share-based payments	17,20	1,577,146	1,260,061	2,450,649	3,141,824
Travel		65,063	49,171	260,667	109,203
Wages and salaries	20	1,795,311	789,868	4,234,220	1,843,795
		(7,007,691)	(8,006,957)	(20,357,955)	(16,187,509)
OTHER INCOME (EXPENSES)
Change in fair value of derivative liability	17	305,094	30,562,044	5,168,672	(15,278,305)
Finance and other costs		12,455	739	34,122	(9,968)
Foreign exchange gain (loss)		748,384	571,833	911,690	496,932
Loss on disposal of assets	11	-	-	(10,755)	-
Note receivable impairment recovery	8	-	-	771,260	-
Other income (loss)		(25,965)	1,219	(43,516)	55,117
NET INCOME (LOSS) BEFORE TAXES		$(5,340,815)	$23,901,928	$(11,069,835)	$(28,907,083)
TAXES		-	-	-	(82,820)
NET INCOME (LOSS)		$(5,340,815)	$23,901,928	$(11,069,835)	$(28,989,903)

OTHER COMPREHENSIVE LOSS
Foreign exchange translation		355,839	134,901	493,413	153,872
Change in fair value of equity investments at FVOCI	10	(7,557)	(61,429)	(68,281)	(198,572)
COMPREHENSIVE INCOME (LOSS)		(4,992,533)	23,975,400	(10,644,703)	(29,034,603)
Income (Loss) per share
Basic		$(0.16)	$0.82	$(0.33)	$(1.21)
Diluted		$(0.16)	$0.76	$(0.33)	$(1.21)
Weighted average number of common shares outstanding - Basic		33,331,574	29,315,930	33,365,467	24,001,126
Weighted average number of common shares outstanding - Diluted		33,331,574	31,255,088	33,365,467	24,001,126

The accompanying notes are an integral part of these consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Loss
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2020	17,218,695	$36,943,304	$3,024,007	$(36,119,210)	$-	$104	$3,848,205
Shares issued for acquisition	1,200,000	2,303,999	1,241,250	-	-	-	3,545,249
Shares issued for financing	11,584,657	36,092,187	-	-	-	-	36,092,187
Share issue costs	-	(3,692,418)	-	-	-	-	(3,692,418)
Shares issued for exercise of RSUs	150,000	396,249	(396,249)	-	-	-	-
Shares issued for exercise of warrants	1,595,600	4,019,742	-	-	-	-	4,019,742
Shares issued for exercise of stock options	380,499	1,859,116	(898,743)	-	-	-	960,373
Shares issued in lieu of cash	15,000	198,000	-	-	-	-	198,000
Share-based payments	-	-	3,141,824	-	-	-	3,141,824
Net loss	-	-	-	(28,989,903)	-	-	(28,989,903)
Change in fair value of equity investments at FVOCI	-	-	-	-	(198,572)	-	(198,572)
Translation of foreign operations	-	-	-	-	-	153,872	153,872

Balance at September 30, 2021 (restated – note 3)	32,144,451	$78,120,179	$6,112,089	$(65,109,113)	$(198,572)	$153,976	$19,078,559

Share issue costs	-	(986,403)	864,060	-	-	-	(122,343)
Shares issued for exercise of RSUs	298,660	1,355,803	(1,355,803)	-	-	-	-
Shares issued for exercise of warrants	343,934	910,048	-	-	-	-	910,048
Shares issued for exercise of stock options	25,000	78,750	(25,000)	-	-	-	53,750
Shares issued in lieu of cash	356,901	1,559,988	-	-	-	-	1,559,988
Share-based payments	-	-	810,771	-	-	-	810,771
Net income	-	-	-	12,786,931	-	-	12,786,931
Change in fair value of equity investments at FVOCI	-	-	-	-	(134,068)	-	(134,068)
Translation of foreign operations	-	-	-	-	-	(17,397)	(17,397)

Balance at December 31, 2021	33,168,946	$81,038,365	$6,406,117	$(52,322,182)	$(332,640)	$136,579	$34,926,239

The accompanying notes are an integral part of these consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Loss
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Shares issued for exercise of stock options	12,500	51,875	(25,000)	-	-	-	26,875
Shares issued for exercise of warrants	16,538	74,227	-	-	-	-	74,227
Shares issued for the exercise of RSU’s	603,547	935,735	(935,735)	-	-	-	-
Share issue costs	-	(5,122)	-	-	-	-	(5,122)
Share-based payments	-	-	2,450,649	-	-	-	2,450,649
Net loss	-	-	-	(11,069,835)	-	-	(11,069,835)
Change in fair value of equity investments at FVOCI	-	-	-	-	(68,281)	-	(68,281)
Translation of foreign operations	-	-	-	-	-	493,413	493,413
Balance at September 30, 2022	33,801,531	$82,095,080	$7,896,031	$(63,392,017)	$(400,921)	$629,992	$26,828,165

The accompanying notes are an integral part of these consolidated interim financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

For the nine months ended September 30,	2022	2021

OPERATING ACTIVITIES
Net loss	$(11,069,835)	$(28,907,083)
Adjustments for:
Amortization	134,001	269,143
Depreciation	138,085	124,278
Change in fair value of derivative liability	(5,168,672)	16,142,364
Impairment of notes receivable	(771,260)	-
Finance and other costs	6,735	9,968
Income from government assistance	(4,701)	(22,894)
Share-based payments	2,450,649	3,141,824
	(14,284,998)	(9,242,400)
Net changes in non-cash working capital items:
Receivables	(496,600)	(314,216)
Inventory	(119,388)	(2,020,331)
Prepaids	2,439,160	(4,806,471)
Right of use asset	-	(181,037)
Trade payables and accrued liabilities	293,885	(407,188)
Customer deposits	(111,997)	(315,208)
Deferred income	(53,169)	201,425
Loans	-	(1,425)
Lease liability	-	181,069
Tax accrual	-	(82,820)
Funds used in operating activities	(12,333,107)	(16,988,602)

INVESTING ACTIVITIES
Cash paid for acquisition, net of cash received	-	(477,984)
Purchase of equipment	(51,289)	(206,646)
Disposal of equipment	10,755	-
Revaluation of equipment	-	3,619
Development of intellectual property	-	(238,784)
Purchase of investments	-	(500,000)
Repayment (Issuance) of notes receivable	550,000	(1,724,100)
Funds used in investing activities	509,466	(3,143,895)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	-	44,255,651
Share issue costs	(5,122)	(3,419,249)
Proceeds from issuance of common shares for warrants exercised	74,227	4,019,742
Proceeds from issuance of common shares for stock options exercised	26,875	987,248
Proceeds from issuance of common shares in lieu of cash	-	198,000
Proceeds from issuance of loans	-	60,000
Loans repayments	(5,060)	(42,742)
Repayment of lease liability	(112,070)	(92,891)
Funds provided by financing activities	(21,150)	45,965,759

Effects of exchange rate changes on cash	493,413	149,839
Change in cash	(11,844,791)	25,833,262
Cash, beginning of period	23,075,713	1,982,416
Cash, end of period	$11,724,335	$27,965,517
Cash and cash equivalents consist of the following:
Cash held in banks	$11,440,161	$27,682,566
Guaranteed investment certificate	284,174	282,951
	$11,724,335	$27,965,517

The accompanying notes are an integral part of these consolidated interim financial statements.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8”. The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). The principal accounting policies applied in the preparation of these interim financial statements, including International Accounting Standards (“IAS”) 34 Interim Financial Reporting, are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the financial statements for the year ended December 31, 2021.

These consolidated financial statements were authorized for issue by the Board of Directors on November 9, 2022.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

3. RESTATEMENT TO PREVIOUS PERIODS

The comparative financial information of the Company as at September 30, 2021 has been adjusted as follows:

Vital Intelligence Inc. (“Vital”) acquisition

In the prior period financial statements as at September 30, 2021, the Company recorded the contingent consideration with respect to the Vital acquisition (note 4) as equity. Upon management’s review at December 31, 2021, management determined that the contingent consideration did not meet the criteria to recognize it as an asset and thus reclassified it as a contingent liability. This change also resulted in the removal of the contingent shares from the weighted average number of shares calculation.

As a result of the change, the following adjustments were made to the comparative financial information:

For the three months ended September 30, 2021	Amounts before restatement	Restatement	Amounts restated
Condensed consolidated interim statement of loss
Weighted average number of shares outstanding – basic	30,215,930	(900,000)	29,315,930
Net income (loss) per share – basic	$0.79	$0.03	$0.82

Weighted average number of shares outstanding – diluted	32,155,088	(900,000)	31,255,088
Net income (loss) per share – diluted	$0.74	$0.02	$0.76

For the nine months ended September 30, 2021	Amounts before restatement	Restatement	Amounts restated
Condensed consolidated interim statement of loss
Weighted average number of shares outstanding – basic & diluted	24,591,235	(590,109)	24,001,126
Net income (loss) per share – basic and diluted	$(1.18)	$(0.03)	$(1.21)

For the nine months ended September 30, 2021

Condensed consolidated interim statement of changes in shareholders’ equity	$		$		$
Share capital		90,036,180		(11,916,001)		78,120,179
Equity reserve		7,943,696		(1,831,607)		6,112,089
Balance at September 30, 2021		32,825,867		(13,747,308)		19,078,559

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

4. VITAL ACQUISITION

On March 25, 2021, the Company acquired the assets of Vital, a company that had developed a health/telehealth platform that could detect a number of key underlying respiratory symptoms. The Company acquired it to diversify it’s existing product line as well as recognized opportunities that an initial focus on COVID-19 screening set of technologies would most likely lead to other facets within the healthcare field creating revenue growth from a new vertical, for consideration of: (a) a cash payment of $500,000 and (b) 1,200,000 units of the Company with each unit being comprised of one common share and one warrant (the “Acquisition”). Each warrant will entitle the holder to acquire one common share for a period of 24 months following closing for $13.35 and the Company will be able to accelerate the expiry date of the warrants after one year in the event the underlying common shares have a value of at least 30% greater than the exercise price of the warrants. The units will be held in escrow with 300,000 units being released at closing and the remainder to be released upon the Company reaching certain revenue milestones received from the purchased assets. The units were issued on March 22, 2021. On August 19, 2021 the parties agreed to reduce the final payment from $250,000 to $227,984 due to certain assets listed in the purchase agreement had not been delivered by Vital.

The units of the Company are to be released from escrow, as follows:

a)	300,000 units shall be released on the closing date (released);
b)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $2,000,000;
c)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $4,000,000; and
d)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $6,000,000.

The 900,000 shares held in escrow are classified as a derivative liability and are valued based upon the weighted average probability of achieving the milestones necessary to release the shares held in escrow, discounted for liquidity. The 900,000 units will be forfeited and cancelled within two years of the closing if the Company does not meet the revenue milestones.

On acquisition, the fair value of the derivative liability (note 17) was $4,797,717. At September 30, 2022, the liability was revalued based upon new weighted average probabilities of achieving the revenue milestones. As a result, the fair value was adjusted to $383,282, with the difference flowing through the condensed consolidated interim statement of loss.

Contingent consideration
Fair value of contingent consideration	$4,797,717
Change in fair value of contingent consideration	(4,103,487)
Contingent consideration at December 31, 2021	694,230
Change in fair value of contingent consideration	(310,948)
Contingent consideration at September 30, 2022 (note 17)	$383,282

The purchase price allocation (“PPA”) is as follows:

Number of units of Draganfly Inc.	578,248
Fair value of units	$14.43
Fair value of units of Draganfly Inc.	$8,342,966
Cash portion of purchase price	466,643
Total	$8,809,609

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

4.	VITAL ACQUISITION (CONT’D)

Identifiable intangible assets
Brand	$23,000
Software	433,000
456,000
Goodwill	8,353,609
Total consideration	$8,809,609

Significant estimates are as follows:

●	Number of units issued based upon a weighted average calculation for the Company achieving the revenue targets.
●	Brand fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 0.25% and discount rate of 14.4% per annum.
●	Software fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 5.0% and discount rate of 14.4% per annum.

Furthermore, the excess of the consideration paid over the fair value of the identifiable assets acquired was recognized as goodwill.

5. CASH AND CASH EQUIVALENTS

	September 30, 2022	December 31, 2021
Cash held in banks	$11,440,161	$22,729,212
Guaranteed investment certificates	284,174	346,501
	$11,724,335	$23,075,713

6. RECEIVABLES

	September 30, 2022	December 31, 2021
Trade accounts receivable	$1,473,228	$951,314
Corporate taxes receivable	-	182,820
GST receivable	430,499	$272,993
	$1,903,727	$1,407,127

7. INVENTORY

	September 30, 2022	December 31, 2021
Finished goods	$1,968,890	$3,017,363
Parts	1,541,320	373,459
	$3,510,210	$3,390,822

During the nine months ended September 30, 2022, $3,313,817 (2021: $2,729,300) of inventory was recognized in cost of sales.

Cost of sales consist of the following:

	September 30, 2022	September 30, 2021
Inventory	$3,313,817	$2,729,300
Consulting and services	497,250	632,991
Other	23,184	39,659
	$3,834,251	$3,401,950

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

8. NOTES RECEIVABLE

	Maturity Date	Rate	Principal	Interest	Accretion	Impairment recovery	Repayments	Balance September 30, 2022	Balance December 31, 2021
Note 1(1)	2023-01-21	0%	$193,764	$-	$11,841	$-	$-	$205,605	$190,170
Note 2(1)	2024-09-22	5%	1,023,904	36,168	20,622	-	-	1,080,694	964,006
Note 3	2022-04-26	8%	-	34,854	-	771,260	(550,000)	256,114	-
Total			$1,217,668	$71,022	$32,463	$771,260	$(550,000)	$1,542,413	$1,154,176

(1)	These notes are denominated in US dollars and are converted to Canadian dollars at the reporting date.

	Current assets	Non-Current assets
Note 1	$205,605	$-
Note 2	-	1,080,694
Note 3	256,114	-
	$461,719	$1,080,694

Note 1 was issued on April 4, 2021, is non-interest bearing and is secured by intellectual property. This note is measured at fair value through profit or loss. Subsequent to September 30, 2022, the parties agreed on an amended maturity date, whereby $34,267 ($25,000 USD) was paid on October 21, 2022, the original maturity date, and the remaining balance will be paid January 21, 2023.

Note 2 was issued on September 9, 2021, bears interest at 5%, is unsecured, and contains a conversion feature upon sale of the recipient. This note is measured at fair value through profit or loss. The fair value was determined based on the price the company paid for this convertible loan which was the investee’s most recent financing.

Note 3 was issued on November 17, 2021 pursuant to letter of intent on an acquisition that the Company is no longer pursuing. The loan is interest bearing at 8% and was due April 26, 2022. At December 31, 2021, management determined that it was unlikely that either the loan would be repaid or the Company would receive some other type of return, therefore, the loan was written down to $nil. During the nine months ended September 30, 2022, the parties agreed on a repayment plan, with $550,000 paid upon execution of the agreement, and the remaining balance will be paid by November 25, 2022.

9. PREPAIDS

	September 30, 2022	December 31, 2021
Insurance	$1,491,338	$2,938,246
Prepaid director fees	-	107,763
Prepaid interest	-	6,969
Prepaid marketing services	817,560	1,638,179
Prepaid rent	9,202	-
Prepaid subscriptions	15,305	35,687
Deposits	722,312	768,033
	$3,055,717	$5,494,877

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

10. INVESTMENTS

Balance at December 31, 2021	$291,066
Change in fair value	(68,281)
Balance at September 30, 2022	$222,785

Fair value of investments is comprised of:

Public company shares	$85,715
Public company warrants	-
Private company shares	137,070
Balance at September 30, 2022	$222,785

On March 10, 2021, the Company purchased 1,428,571 units of a publicly listed company for $500,000. Each unit is comprised of one common share and one warrant. The warrants have an exercise price of $0.50 each and convert to one common share, and expire on March 17, 2023. The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30, 2022	March 10, 2021
Risk free interest rate	3.76%	0.28%
Expected volatility	133.12%	150.88%
Expected life	0.46 years	2 years
Expected dividend yield	0%	0%

On October 27, 2021, the Company purchased 50,000 common shares of a private company for USD$100,000.

11. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at January 1, 2021	$24,397	$171,606	$4,352	$29,967	$27,652	$257,974
Additions	29,713	170,866	-	-	12,000	212,579
Revaluation	-	-	-	-	(3,619)	(3,619)
Balance at December 31, 2021	$54,110	$342,472	$4,352	$29,967	$36,033	$466,934
Additions	46,124	5,165	-	-	-	51,289
Disposals	(18,688)	(36,099)	(4,352)	(29,967)	-	(89,106)
Balance at September 30, 2022	$81,546	$311,538	$-	$-	$36,033	$429,117

Accumulated depreciation
Balance at January 1, 2021	$12,392	$59,963	$3,220	$22,496	$6,033	$104,104
Charge for the year	12,899	42,314	1,132	2,241	7,201	65,787
Balance at December 31, 2021	$25,291	$102,277	$4,352	$24,737	$13,234	$169,891
Charge for the period	22,599	20,772	-	-	2,194	45,565
Disposals	(15,920)	(33,342)	(4,352)	(24,737)	-	(78,351)
Balance at September 30, 2022	$31,970	$89,707	$-	$-	$15,428	$137,105

Net book value:
December 31, 2021	$28,819	$240,195	$-	$5,230	$22,799	$297,043
September 30, 2022	$49,576	$221,831	$-	$-	$20,605	$292,012

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

12. INTANGIBLE ASSETS AND GOODWILL

	Patents	Customer Relationships	Brand	Software	Goodwill	Total
Cost
Balance at January 1, 2021	$41,931	$197,000	$-	$119,000	$2,166,563	$2,524,494
Intangible assets acquired in the Transaction	-	-	23,000	433,000	8,353,609	8,809,609
Impairment of Goodwill	-	-	-	-	(4,579,763)	(4,579,763)
Balance at December 31, 2021	$41,931	$197,000	$23,000	$552,000	$5,940,409	$6,754,340
Foreign exchange translation	-	-	1,865	35,114	306,046	343,025
Balance at September 30, 2022	$41,931	$197,000	$24,865	$587,114	$6,246,455	$7,097,365

Accumulated amortization
Balance at January 1, 2021	$41,931	$26,267	$-	$15,866	$-	$84,064
Change for the year	-	34,147	3,450	98,369	-	135,966
Balance at December 31, 2021	41,931	60,414	3,450	114,235	-	220,030
Change for the period	-	20,487	3,491	110,023	-	134,001
Foreign exchange translation	-	-	519	13,983	-	14,502
Balance at September 30, 2022	$41,931	$80,901	$7,460	$238,241	$-	$368,533
Net book value:
December 31, 2021	$-	$136,586	$19,550	$437,765	$5,940,409	$6,534,310
September 30, 2022	$-	$116,099	$17,405	$348,873	$6,246,455	$6,728,832

Brand

On March 25, 2021, the Company acquired the assets of Vital (note 4) and assigned $23,000 to the fair value of the brand.

Software

On March 25, 2021, the Company acquired the assets of Vital and assigned $433,000 to the fair value of the software.

Goodwill

On April 30, 2020, the Company acquired a 100% interest in Dronelogics, which included goodwill. Goodwill was valued at $2,166,563.

On March 25, 2021, the Company acquired the assets of Vital, which included goodwill. Goodwill was valued at $8,353,609 (Note 4).

On December 31, 2021 the Company performed its annual goodwill impairment test on Vital and Dronelogics. The Company determined the recoverable amount based on a value in use calculation using the following key assumptions:

●	5 year post tax cash flow projections expected to be generated based on a financial forecast with a terminal growth rate of 2%
●	Budgeted cash flows calculated using a weighted average revenue EBITDA margin of 14% for Drone and 42% for Vital respectively were estimated by management based on the past performance and future growth prospects as well as observed trends among comparable companies.
●	Cash flows were discounted at the weighted average cost of capital of 17% for Dronelogics and 24% for Vital based on peer group averages and adjusted for the Company’s risk factors.

Based on the annual goodwill impairment test, the Company deemed that the goodwill for Vital required impairment, as such the Company recorded an impairment of $4,579,763.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

12. INTANGIBLE ASSETS AND GOODWILL (CONT’D)

The most sensitive inputs to the value in use model are the growth and discount rates. All else being equal:

●	A 10% reduction in the Value in use for the discounted cash flow model would result in a reduction of $597,100 for Dronelogics and $570,133 for Vital.

Changing the above assumption would result in an impairment for Dronelogics, and would result in additional impairment for Vital.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts.

13. RIGHT OF USE ASSETS

Total
Cost
Balance at December 31, 2020	$242,967
Additions	447,242
Lease removal	(7,092)
Balance at December 31, 2021	$683,117
Additions	-
Balance at September 30, 2022	$683,117

Accumulated depreciation
Balance at December 31, 2020	$98,548
Charge for the year	109,311
Historical correction	7,152
Balance at December 31, 2021	$215,011
Charge for the period	92,520
Balance at September 30, 2022	$307,531

Net book value:
December 31, 2021	$468,106
September 30, 2022	$375,586

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

14. LEASE LIABILITY

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 10.5%

Total
Balance at December 31, 2020	$158,124
Additions	440,675
Interest expense	26,964
Lease payments	(128,995)
Lease removal	(7,645)
Balance at December 31, 2021	$489,123
Interest expense	30,859
Lease payments	(112,070)
Balance at September 30, 2022	$407,912

Which consists of:

	September 30, 2022	December 31, 2021
Current lease liability	$118,077	$110,481
Non-current lease liability	289,835	378,642
Ending balance	$407,912	$489,123

Maturity analysis	Total
Less than one year	$151,209
One to three years	219,140
Four to five years	110,013
Greater than five years	-
Total undiscounted lease liabilities	480,362
Amount representing implicit interest	(72,450)
$407,912

15. TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2022	December 31, 2021
Trade accounts payable	$554,910	$362,890
Accrued liabilities	926,808	402,540
Government grant payable	33,709	33,709
	$1,515,427	$799,139

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

16. LOANS PAYABLE

	September 30, 2022	December 31, 2021
Opening balance	$93,317	$97,916
Issuance of loans payable	-	60,000
Fair value adjustment	(3,382)	(24,576)
Repayment of loans payable	(5,060)	(44,428)
Accretion expense	4,701	4,405
Ending balance	$89,576	$93,317

	Start Date	Maturity Date	Rate	Carrying Value September 30, 2022	Carrying Value December 31, 2021
CEBA	2020-05-19	2022-12-31	0%	$39,329	$37,384
CEBA	2021-04-23	2022-12-31	0%	36,756	37,383
Vehicle loan	2019-08-30	2024-09-11	6.99%	13,491	18,550
Total				$89,576	$93,317

On May 19, 2020, Dronelogics received a $40,000 CEBA loan. This loan is currently interest-free and 25% of the loan, up to $10,000, is forgivable if the loan is repaid on or before December 31, 2022. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%. On December 4, 2020, the Government of Canada allowed for an expansion of the CEBA loan by $20,000, of which, an additional $10,000 is forgivable if the entire loan is repaid on or before December 31, 2023.

On April 23, 2021, Draganfly Innovations Inc. received a $60,000 CEBA loan. This loan is currently interest free and up to $20,000 is forgivable if the loan is repaid on or before December 31, 2023. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%.

The CEBA loans are unsecured and the vehicle loan is secured by the vehicle.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the nine months ended September 30, 2022,

●	The Company issued 16,538 common shares for the exercise of warrants for $74,227.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875.
●	The Company issued 603,547 common shares for the vesting of restricted share units.

During the year ended December 31, 2021,

●	The Company issued 1,580,525 common shares for the exercise of warrants for $3,951,312.
●	The Company issued 150,000 common shares for the vesting of Restricted Share Units.
●	The Company issued 392,999 common shares for the exercise of stock options for $987,248.
●	The Company issued 15,000 common shares in lieu of cash.
●	The Company issued 6,488,669 units for the Regulation A+ financing in the United States for proceeds of $18,815,485. Each unit is comprised of one common share and one share purchase warrant. These warrants had a fair value of $0.57 USD allocated to them, have an exercise price of $3.55 USD per warrant, each convert to one common share, and have a life of two years. The fair value of $8,261,511 was allocated to warrant derivative liability.
●	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.
●	The Company issued 5,095,966 common shares in a private placement for $25,538,213.
●	The Company issued 359,009 common shares for the exercise of warrants for $978,478.
●	The Company issued 298,660 common shares for the vesting of Restricted Share Units.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875.
●	The Company issued 356,901 common shares in lieu of cash.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at September 30, 2022, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	7.09	286,665	286,665
November 19, 2019	November 19, 2029	$2.50	7.14	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	7.59	85,000	85,000
April 30, 2020	April 30, 2030	$3.85	7.59	110,000	110,000
July 3, 2020	July 3, 2025	$3.20	2.76	100,000	100,000
November 24, 2020	November 24, 2030	$2.50	8.16	32,000	21,000
February 2, 2021	February 2, 2031	$13.20	8.35	30,000	20,000
March 8, 2021	March 8, 2026	$13.90	3.44	10,000	10,000
April 27, 2021	April 27, 2031	$10.15	8.58	151,000	50,326
September 9, 2021	September 9, 2026	$4.84	3.95	25,826	8,608
				880,491	741,599

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

Stock options (cont’d)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2020	1,193,659	$2.75
Forfeited	(405,494)	2.50
Granted	247,826	10.12
Outstanding, December 31, 2021	1,035,991	$4.60
Exercised	(12,500)	2.15
Forfeited	(143,000)	4.65
Outstanding, September 30, 2022	880,491	$4.62

No options were granted by the Company for the nine months ended September 30, 2022

During the year ended December 31, 2021,

●	The Company granted 30,000 options to an employee. Each option is exercisable at $13.20 per share for 10 years.
●	The Company granted 10,000 options to a consultant. Each option is exercisable at $13.90 per share for 5 years.
●	The Company granted 182,000 options to employees and a consultant. Each option is exercisable at $10.15 per share for 10 years.
●	The Company granted 25,826 options to an employee. Each option is exercisable at $4.84 per share for 5 years.

During the nine months ended September 30, 2022, the Company recorded $159,775 (2021- $1,393,247) in stock-based compensation for stock options, based on the fair values of stock options granted which were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Nine months ended September 30,	2022	2021
Risk free interest rate	3.21%	0.69%-1.40%
Expected volatility	68.75%	111.87%-113.16%
Expected life	5 years	5 years
Expected dividend yield	0%	0%
Exercise price	$13.90	$13.20-13.90

Volatility is calculated using the historical volatility method based on a comparative company’s stock price.

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

As at September 30, 2022, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2020	614,666
Vested	(448,660)
Issued	348,826
Outstanding, December 31, 2021	514,832
Vested	(603,547)
Issued	1,820,972
Forfeited	(57,667)
Outstanding, September 30, 2022	1,674,590

During the nine months ended September 30, 2022, 603,547 RSU’s fully vested according to the terms and the Company granted 1,820,972 RSUs to employees and consultants of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of eighteen months from the grant date. In addition, 57,667 RSU’s were forfeited by employees who have left the Company.

During the year ended December 31, 2021, 323,661 RSUs fully vested according to the terms and the Company accelerated the vesting of 124,999 RSUs. The Company issued 348,826 RSUs to employees of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date.

During the nine months ended September 30, 2022, the Company recorded share-based payment expense of $2,290,874 (2021: $1,748,577) in stock-based compensation for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the years ended December 31, 2021 and 2020, the Company issued warrants (“USD Warrants”) with a USD exercise price. Being in a foreign currency that is not the Company’s functional currency, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded profit or loss. The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

Balance at January 1, 2021	$748,634
Warrant issuance	8,261,511
Exercised	(98,048)
Change in fair value of warrants outstanding	(4,046,325)
Balance at December 31, 2021	$4,865,772
Exercised	(74,227)
Change in fair value of warrants outstanding	(4,783,497)
Balance at September 30, 2022	$8,048

Derivative liability balance at	September 30, 2022	December 31, 2021
Warrants	$8,048	$4,865,772
Contingent consideration (note 4)	383,282	694,230
Ending balance	$391,330	$5,560,002

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

Warrants (cont’d)

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at September 30, 2022	Fair Value at September 30, 2022	Number of Warrants Outstanding at December 31, 2021	Fair Value at December 31, 2021
November 30, 2020	US$	3.55	481,484	$-	482,425	$182,262
February 5, 2021	US$	3.55	1,319,675	-	1,323,275	951,226
March 5, 2021	US$	3.55	5,142,324	8,048	5,154,321	3,732,284
			6,943,483	$8,048	6,960,021	$4,865,772

The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30, 2022	December 31, 2021
Risk free interest rate	3.76%	0.23%-0.95%
Expected volatility	86.66%-88.94%	70.95%-144.59%
Expected life	0.17-0.43 years	2-3 years
Expected dividend yield	0%	0%

Volatility is calculated using the historical volatility method.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2020	2,416,864	$2.95
Exercised	(1,939,534)	2.54
Forfeited	(6,000)	2.50
Issued	7,943,489	5.10
Outstanding, December 31, 2021	8,414,819	$4.99
Exercised	(16,538)	4.44
Outstanding September 30, 2022	8,398,281	$4.99

As at September 30, 2022, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
November 30, 2020	November 30, 2022	US$	3.55	481,484
February 5, 2021	February 5, 2023	US$	3.55	1,319,675
March 5, 2021	March 5, 2023	US$	3.55	5,142,324
March 22, 2021	March 22, 2023	CDN$	13.35	1,200,000
July 29, 2021	July 29, 2024	US$	5.00	250,000
September 14, 2021	September 14, 2024	US$	5.00	4,798
				8,398,281

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

Warrants (cont’d)

The weighted average remaining contractual life of warrants outstanding as of September 30, 2022, was 0.45 years (December 31, 2021 – 1.20 years).

Of 1,200,000 warrants issued on March 22, 2021 to acquire Vital, 900,000 of the warrants are currently held in escrow, to be released upon completion of the milestones (note 4).

18. REVENUE

The Company sub-classifies revenue within the following components: product revenue and services revenue. Product revenue comprises of sales of internally assembled multi-rotor helicopters, industrial aerial video systems, civilian small unmanned aerial systems or vehicles, and wireless video systems. Services revenue consists of fees charged for custom engineering, drone as a service work, and training and simulation consulting.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Product sales	$1,359,986	$1,351,527	$4,530,686	$3,968,807
Drone service	516,235	411,746	1,760,212	1,073,440
Services	-	133,719	-	376,353
	$1,876,221	$1,896,992	$6,290,898	$5,418,600

Geographic revenue segmentation is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Canada	$1,464,412	$1,296,163	$5,604,877	$3,573,820
United States	411,809	600,401	686,021	1,800,513
International	-	428	-	44,267
	$1,876,221	$1,896,992	$6,290,898	$5,418,600

Non-current assets for each geographic segment are as follows:

As at September 30, 2022	Canada	United States
Goodwill	$2,166,564	$4,079,891
Property and equipment	292,012	-
Intangible assets	186,229	296,148
Investments	222,785	-
Notes receivable	256,114	1,286,299
Right of use assets	375,586	-
	$3,499,290	$5,662,338

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

19. OFFICE AND MISCELLANEOUS

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Advertising, Marketing, and Investor Relations	$872,996	$1,842,624	$3,013,764	$4,380,924
Compliance fees	25,410	229,033	127,746	420,313
Contract Work	79,518	93,479	379,384	152,236
Other	289,275	215,771	827,055	392,378
	$1,267,199	$2,380,907	$4,347,949	$5,345,851

20. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the nine months ended September 30, 2022, the company incurred fees of $274,112 compared to $198,600 in 2021. As at September 30, 2022, the Company was indebted to this company in the amount of $nil (December 31, 2021 - $nil).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the nine months ended September 30, 2022, the Company incurred fees of $441,486 compared to $190,225 in 2021. As at September 30, 2022, the Company was indebted to this company in the amount of $27,398 (December 31, 2021 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. The costs of all charges are based on the fees set in the Executive Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. On May 9, 2022. Scott Larson ceased to be the President of the Company but remains a director, entered into an executive consultant agreement to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the consulting agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the nine months ended September 30, 2022, the Company incurred fees of $344,789 compared to $143,191 in 2021. As at September 30, 2022, the Company was indebted to this company in the amount of $41,756 (December 31, 2021 - $nil).

Trade receivables/payables and accrued receivables/payables:

As at September 30, 2022, the Company had $161,727 (December 31, 2021 - $155,108) receivable from related parties outstanding that were included in accounts receivable and $78,440 (December 31, 2021 $nil) payable from related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the nine months ended September 30, 2022 and 2021 included:

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2022

Expressed in Canadian Dollars (unaudited)

20. RELATED PARTY TRANSACTIONS (CONT’D)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Director fees	$153,667	$91,928	$368,891	$263,148
Management fees paid to a company controlled by CEO and director	105,000	84,444	441,486	190,225
Management fees paid to a company controlled by the President and director	56,071	56,223	344,789	143,191
Management fees paid to a company controlled by a former director	88,105	45,000	258,438	135,000
Salaries	318,237	197,882	717,794	470,240
Share-based payments	994,631	627,063	1,631,291	1,932,309
	$1,715,711	$1,102,540	$3,762,689	$3,134,113

21. SUPPLEMENTAL CASH FLOW DISCLOSURES

During the period ended September 30, 2022:

-	The Company recorded a change in fair value of investments of $68,281 to other comprehensive loss.

During the year ended December 31, 2021:

-	The Company issued 15,000 common shares in lieu of cash.
-	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.
-	The Company issued 356,901 common shares in lieu of cash.
-	The Company recorded a change in fair value of investments of $332,640 to other comprehensive loss.

22. SUBSEQUENT EVENT

Subsequent to September 30, 2022, a note receivable with an original maturity date of October 21, 2022 (Note 8; Note Receivable 1) was amended to January 21, 2023. The parties agreed on an amended maturity date, whereby $34,267 ($25,000 USD) was paid on the original maturity date, and the remaining balance will be paid January 21, 2023. The note remains non – interest bearing and secured by intellectual property.